Exhibit 99.1

Brookfield Residential Properties Inc.

Investors, analysts and other interested parties can access Brookfield Residential’s third quarter 2014 interim report and corporate profile on our website at www.brookfieldrp.com.

The third quarter 2014 results conference call and webcast will be held on November 5, 2014 at 11 a.m. (EST). Dial 1.800.319.4610 toll free in North America or 1.604.638.5340 for overseas calls. The call will also be available via webcast live at www.brookfieldrp.com. The recorded conference call replay can be accessed until December 5, 2014 by dialing 1.800.319.6413 or 1.604.638.9010 and using code 1231#.

BROOKFIELD RESIDENTIAL REPORTS 2014 THIRD QUARTER RESULTS

Calgary, Alberta, November 4, 2014 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) today announced its financial results for the three and nine months ended September 30, 2014. The results are based on U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

“Building on our progress from the first six months of 2014, we continued to achieve positive results in the third quarter of 2014. While the U.S. market has ‘paused’, we believe slower household formation, lack of mortgage availability, weakness in the overall quality of jobs being created and a degree of trepidation on the part of the first-time home buyer are all contributing to this. It is our belief that this represents substantial unfilled pent up demand where it is expected that as rents rise and the job situation improves, home ownership will again become more attractive,” commented Alan Norris, President and Chief Executive Officer of Brookfield Residential.

PERFORMANCE AND FINANCIAL HIGHLIGHTS
Results of Operations	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except per share amounts)	2014	2013	2014	2013
Total revenue	$355	$333	$885	$801
Income before income taxes	48	45	131	81
Income tax recovery / (expense)	38	(8)	24	(16)
Net income attributable to Brookfield Residential	86	35	153	63
Basic income per share	$0.74	$0.30	$1.31	$0.54
Diluted income per share	$0.73	$0.29	$1.30	$0.54
Total assets			$3,347	$3,394
Total liabilities			$1,801	$1,980

Three Months Ended September 30, 2014

•
Net income attributable to Brookfield Residential increased to $86 million, or $0.73 per diluted share in the third quarter of 2014, from $35 million, or $0.29 per diluted share, when compared to the same period in 2013

•
Included in net income was the release of the valuation allowance on our U.S. deferred tax assets of $45 million, which resulted in a recovery of income taxes of $38 million for the third quarter of 2014

•	Income before income taxes increased to $48 million in the third quarter of 2014, from $45 million, when compared to the same period in 2013
•	Third quarter revenue increased 7% to $355 million from the same quarter of 2013
•	The average home selling price increased 19% to $516,000 in the third quarter, compared to $432,000 during the same period in 2013

Nine Months Ended September 30, 2014

•	Net income attributable to Brookfield Residential increased to $153 million, or $1.30 per diluted share, from $63 million, or $0.54 per diluted share, during the same period last year
•	Income before income taxes increased to $131 million, from $81 million, compared to the same period last year
•	Year to date revenue increased 10% to $885 million compared to the same period in 2013
•	The average home selling price increased 22% to $516,000, compared to $422,000 for the same period in 2013
•
As at September 30, 2014, backlog of housing units, including our share of unconsolidated entities, increased 5% to 1,401 units, while backlog value increased 12% to $715 million, compared to September 30, 2013

OPERATIONAL HIGHLIGHTS
	Three Months Ended September 30		Nine Months Ended September 30
(US$ millions, except unit activity and average selling price)	2014	2013	2014	2013
Land revenue	$64	$71	$190	$227
Lot closings (single family units)	368	463	1,207	1,225
Average lot selling price (single family units)	$148,000	$119,000	$141,000	$137,000
Acres closings (multi-family, industrial and commercial)	15	13	25	19
Average per acre selling price (multi-family, industrial and commercial)	$667,000	$1,115,000	$791,000	$1,022,000
Housing revenue	$291	$262	$695	$574
Home closings for Brookfield Residential (units)	564	606	1,345	1,360
Home closings for unconsolidated entities (units)	29	19	54	40
Average home selling price for Brookfield Residential (per unit)	$516,000	$432,000	$516,000	$422,000
Average home selling price for unconsolidated entities (per unit)	$470,000	$482,000	$484,000	$497,000
Net new orders for Brookfield Residential (units)	495	540	1,792	1,856
Net new orders for unconsolidated entities (units)	27	16	93	40
Backlog for Brookfield Residential (units at end of period)	1,349	1,311	1,349	1,311
Backlog value for Brookfield Residential	$693	$630	$693	$630
Backlog for unconsolidated entities (units at end of period)	52	18	52	18
Backlog value for unconsolidated entities	$22	$9	$22	$9

Three Months Ended September 30, 2014

Land revenue totalled $64 million for the three months ended September 30, 2014, a decrease of $7 million when compared to the same period in 2013, primarily due to 95 fewer lot closings, partially offset by higher average lot selling prices when compared to the same period in 2013.

Housing revenue increased to $291 million for the three months ended September 30, 2014, compared to $262 million for the same period in 2013. The increase was due to increased average home selling prices resulting from both improved market conditions leading to price escalation and the mix of product sold across all operating segments. This was partially offset by marginally lower home closings.

Nine Months Ended September 30, 2014

Land revenue was $190 million for the nine months ended September 30, 2014, a decrease of $37 million compared to the same period in 2013. The decrease in land revenue was due to the mix of lots sold with fewer raw and partially finished acre sales when compared to the same period in 2013. This was partially offset by higher single-family lot revenue. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

Housing revenue was $695 million for the nine months ended September 30, 2014 compared to $574 million for the same period in 2013. The increase was the result of higher average home selling prices, partially offset by a slight decrease in home closings.

DEFERRED TAX ASSET VALUATION ALLOWANCE

At each reporting period, we evaluate the recoverability of our U.S. deferred tax asset. The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. For our U.S. operations, we established a valuation allowance against our deferred tax assets in 2011 at the date of our merger transaction.

After evaluating the recoverability of our deferred tax assets as of September 30, 2014, we determined that the factors in favor of releasing the valuation allowance against our deferred tax assets in the U.S. outweighed the factors in favor of maintaining it. Therefore, we released a significant portion of our valuation allowance as of September 30, 2014, except for amounts that will be released against income before income taxes for the remainder of the year.

Accordingly, we reversed $45 million of valuation allowance for the three-month period ended September 30, 2014. This reversal is reflected in our income tax benefit in the condensed consolidated statement of operations.

We expect that the remaining valuation allowance with respect to our U.S. deferred tax asset will be released in the last quarter of 2014. The timing of the reduction of this remaining valuation allowance will be determined by the timing of our estimated income in our U.S. operations for 2014. Income before income taxes recorded for the remainder of 2014 may be greater or less than our current estimate. If income before income taxes recorded for the remainder of 2014 is different than our current estimate, we will recognize a provision or benefit for income taxes in the fourth quarter of 2014. Starting in 2015, we expect that our effective tax rate will approach the statutory tax rate.

For further information on the release of the deferred tax asset valuation allowance, please refer to our interim report for the period ended September 30, 2014.

REGIONAL HIGHLIGHTS

Over the last several years, we have continued our focus on bringing lots from a raw state through the approval and entitlement process. As a result of our efforts, we have increased our number of active housing communities to 58 at September 30, 2014, from 47 at the end of 2013.

Highlights from our operations during the third quarter included:

•
In Canada, we opened the Fox Trail community in Uxbridge, Ontario which consists of upscale bungalow townhomes and builds on the growth in our infill platform.  In Alberta, we received structure plan approval for our South Seton project and planning commission approval for our Livingston project, both of which are located in Calgary.

•
In our Central & Eastern U.S. markets, we commenced selling lots in our Addison community to builder partners in Austin. In the Washington D.C. area, we continued to expand our new plans and design offerings to meet customer needs by introducing the “Soho” collection at Goose Creek Preserve.

•
In California, development commenced in our new communities of Five Knolls in Santa Clarita, New Haven in Ontario and Stonebrae Country Club in Hayward.  We opened Windrift at River Islands in Lathrop and will open Camellia at Rosedale and El Paseo at Foothill Ranch in the fourth quarter.

NORMAL COURSE ISSUER BID UPDATE

For the three months ended September 30, 2014, we repurchased for cancellation approximately 966,000 Common Shares at an average price of $19.88 per share under our normal course issuer bid. Since we initiated the program on May 1, 2014, we repurchased for cancellation approximately 1,500,000 Common Shares at an average price of $19.97 per share.

BROOKFIELD ASSET MANAGEMENT’S PROPOSAL

On October 23, 2014, Brookfield Asset Management Inc. announced that it had made a proposal to the Company to acquire the approximately 30% of the common shares of Brookfield Residential that it does not already own for $23.00 cash per share. The board of directors of Brookfield Residential has established a special committee of independent directors to review and consider the proposal and the Company will provide an update at the appropriate time.  The Company’s shareholders do not need to take any action with respect to the proposal at this time.

OUTLOOK

Our outlook for the year remains positive. As has occurred in many past years, we anticipate that our income before taxes for the 2014 fiscal year will be somewhat back-end loaded. Based on current forecasts, and subject to the timing risk, we project fourth quarter income before income taxes will be at levels equal to or approaching the income before income taxes for the entire first nine months of 2014, resulting in the 2014 fiscal year results being significantly higher than 2013.

ADDITIONAL INFORMATION

The attached financial statements are based primarily on information extracted from our condensed consolidated financial statements for the three and nine months ended September 30, 2014. The financial statements were prepared using the standards and interpretations currently issued under U.S. GAAP.

The interim report and our corporate profile for the quarter ended September 30, 2014 contain further information on our strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on our website at www.brookfieldrp.com.

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Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

Please note that Brookfield Residential’s unaudited interim reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com (the contents of which are not incorporated in this press release). Hard copies of the interim and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:
Nicole French Investor Relations Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com

* * * * * * * * * *

Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release that are not historical facts, including information concerning possible or assumed future results of operations of the company and the timing thereof, guidance for 2014, anticipated U.S. housing market improvement and the pace thereof, potential for long-term fundamental demand growth in the U.S. housing market, when the remaining valuation allowance may be reduced against our income before income taxes and the impact thereof, our expected tax rate for 2015 and beyond, the proposal by Brookfield Asset Management or any other actions Brookfield Asset Management, our parent and largest shareholder, may take with respect to our business or their equity holding in us, the company’s 2014 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; changes in interest rates; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; laws and regulations related to property development and to the environment that could lead to additional costs and delays; confidence levels of consumers; ability to raise capital on favourable terms; our debt and leverage; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; ability to retain our executive officers; relationships with our affiliates; any increase in unemployment or underemployment; decline of the market value of our land and housing inventories; significant inflation or deflation; inability to raise capital on favorable terms or at all; failure in our financial and commercial controls; changes to foreign currency exchange rates; difficultly enforcing civil liabilities in the United States against us and our directors and officers; higher cancellation rates of existing agreements of sale; major health and safety incident relating to our business; utility and resource shortages or rate fluctuations; the outcome of the proposal from Brookfield Asset Management and the impact of uncertainty surrounding it on our business; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(US$ thousands, except per share amounts)	2014	2013	2014	2013
Revenue
Land	$64,408	$70,957	$190,154	$227,461
Housing	290,908	261,598	694,582	573,985
	355,316	332,555	884,736	801,446
Direct Cost of Sales
Land	(28,198)	(29,666)	(90,438)	(117,032)
Housing	(220,474)	(203,925)	(530,638)	(457,319)
	(248,672)	(233,591)	(621,076)	(574,351)
Gain on commercial assets held for sale	–	–	32,927	–
Selling, general and administrative expense	(45,318)	(41,746)	(134,616)	(118,065)
Interest expense	(15,898)	(14,431)	(47,147)	(35,714)
Equity in earnings from unconsolidated entities	2,624	765	11,038	3,759
Other income	709	2,099	8,903	7,478
Depreciation	(1,145)	(1,128)	(3,416)	(3,173)
Income Before Income Taxes	47,616	44,523	131,349	81,380
Current income tax expense	(2,363)	(2,323)	(3,239)	(2,374)
Deferred income tax recovery / (expense)	40,770	(6,167)	27,683	(13,902)
Net Income	86,023	36,033	155,793	65,104
Net income / (loss) attributable to non-controlling interests and other interests in consolidated subsidiaries	(36)	1,417	2,505	1,974
Net Income Attributable to Brookfield Residential	$86,059	$34,616	$153,288	$63,130

Unrealized foreign exchange (loss) / gain on translation of the net investment in Canadian subsidiaries	(38,880)	14,414	(40,716)	(27,933)
Comprehensive Income Attributable to Brookfield Residential	$47,179	$49,030	$112,572	$35,197

Earnings per Common Share Attributable to Brookfield Residential
Basic	$0.74	$0.30	$1.31	$0.54
Diluted	$0.73	$0.29	$1.30	$0.54

Weighted Average Common Shares Outstanding (in thousands)
Basic	116,106	116,856	116,664	116,550
Diluted	117,313	117,784	117,924	117,500

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	September 30, 2014	December 31, 2013

Assets
Land and housing inventory	$2,587,486	$2,399,242
Investments in unconsolidated entities	237,794	206,198
Commercial properties	–	47,733
Receivables and other assets	307,789	341,090
Restricted cash	3,741	8,169
Cash and cash equivalents	159,775	319,735
Deferred income tax assets	50,079	21,594
	$3,346,664	$3,343,761

Liabilities and Equity
Notes payable	$1,100,000	$1,100,000
Bank indebtedness and other financings	257,964	348,853
Total financings	1,357,964	1,448,853
Accounts payable and other liabilities	443,265	418,410
Total liabilities	1,801,229	1,867,263
Other interests in consolidated subsidiaries	17,309	36,641
Total equity	1,528,126	1,439,857
	$3,346,664	$3,343,761